UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ETRADE Australia Limited

(Name of Subject Company)

Not Applicable
(Translation of subject company’s name into English (if applicable))

Australia
(Jurisdiction of Subject Company’s Incorporation or Organization)

Australia and New Zealand Banking Group Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
Level 6
100 Queen Street
Melbourne, Victoria  3000 Australia
Telephone: (011) (613) 9273-6141

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone:  (011) (613) 9635-1500

On March 14, 2007
(Date Tender Offer is to Commence)

Part I – Information Sent to Security Holders

1.               Home Jurisdiction Documents.

(a)                                  Not applicable.

(b)           Australia and New Zealand Banking Group Limited (“ANZ”) lodged a Bidder’s Statement for the ordinary shares of ETRADE Australia Limited with the Australian Securities and Investments Commission on March 2, 2007, which ANZ filed with the Securities and Exchange Commission on Form CB on March 7, 2007.

On March 14, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ Takeover Bid for E*TRADE Australia – Dispatch of Bidder’s Statement” (which included the typeset version of the Bidder’s Statement and included certain dates relating to the offer), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 1) on March 16, 2007.

On April 10, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ offer for E*TRADE Australia extended” (which included a letter that was being sent to E*TRADE Australia shareholders together with the Notice of Variation extending the offer period and providing the new date for giving notice on the status of conditions of the offer), which ANZ filed with the Securities and Exchange Commission on Form CB (AMENDMENT NO. 3) on April 11, 2007.

2.               Informational Legends.

Not applicable.

Part II – Information Not Required to be Sent to Security Holders

A list of ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange up to the date immediately prior to the date the Bidder’s Statement was lodged with the Australian Securities and Investments Commission (March 2, 2007) was set out on the original Form CB that ANZ filed with the Securities and Exchange Commission on March 7, 2007.

A list of further ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange on March 9, 2007 and March 14, 2007 was set out on the Form CB (AMENDMENT NO. 1) that ANZ filed with the Securities and Exchange Commission on March 16, 2007.

An announcement titled “ANZ maintains $4.05 bid for E*TRADE Australia” that was lodged with the Australian Stock Exchange on March 23, 2007 was set out on the Form CB (AMENDMENT NO. 2) that ANZ filed with the Securities and Exchange Commission on March 26, 2007.

An announcement titled “ANZ offer for E*TRADE Australia extended” that was lodged with the Australian Stock Exchange on April 10, 2007 was set out on the Form CB (AMENDMENT NO. 3) that ANZ filed with the Securities and Exchange Commission on April 11, 2007.

On April 23, 2007, ANZ lodged with the Australian Stock Exchange three announcements titled “ANZ increases E*TRADE Australia offer to $4.30 with scrip alternative; declares offer final and unconditional” (Exhibit 1),”Takeover Bid for ETRADE Australia Limited – ASX Market Rule 20.3.1 – On-market purchases during Offer Period” (Exhibit 2), and “ANZ’s stake in E*TRADE Australia rises to 42.6%” (Exhibit 3) respectively.

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Part III – Consent to Service of Process

Concurrently with the filing of the original Form CB on March 7, 2007, ANZ filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED

By:	/s/ John Priestley
	Name:	John Priestley
	Title:	Company Secretary

Date: April 23, 2007

3

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 23 April 2007

ANZ increases E*TRADE Australia offer to $4.30 with scrip alternative; declares offer final and unconditional

ANZ today announced it will raise its cash offer price for the 65.8% of shares in E*TRADE Australia it does not already own to $4.30 a share and offer a scrip alternative of ANZ shares to an equivalent value*.  ANZ has also declared the offer unconditional.

ANZ’s offer is final and the independent directors of E*TRADE Australia have said they will recommend that E*TRADE Australia’s shareholders accept ANZ’s offer, as they intend to do for their own share holdings, all in the absence of a superior proposal.

The increased offer is within the valuation range prepared by E*TRADE Australia’s independent expert.  It represents a 33.3% premium to the three month Volume Weighted Average Price of E*TRADE Australia shares prior to ANZ’s 19 February offer.  Adding a scrip alternative should also enable certain E*TRADE Australia shareholders to benefit from capital gains tax rollover relief, provided ANZ acquires at least 80% of E*TRADE Australia.

ANZ’s offer will be extended to 7.00pm (Melbourne time) on 15 May 2007 (unless further extended).

A formal notice declaring ANZ’s offer unconditional is attached.  A supplementary bidder’s statement reflecting the revised offer is expected to be lodged with ASIC in the next week and then sent to E*TRADE Australia shareholders together with a new Transfer and Acceptance Form.

For media enquiries contact:

Paul Edwards
Head of Corporate Communications
Tel: 03-9273 6955 or 0409-655 550
email: paul.edwards@anz.com

* The number of ANZ shares to be issued to provide $4.30 of ANZ shares per E*TRADE Australia share will be based on the VWAP of all ANZ ordinary shares sold on ASX in the five trading days up to and including 15 May 2007, excluding any trades which are deemed not representative of the general price at which ANZ shares are traded.  If ANZ shares trade “cum” any dividend during these trading days, the sale prices will be adjusted to an “ex” basis by deducting the amount of the dividend.  Further details will be included in the supplementary bidder's statement.

…../2.

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

NOTICE UNDER SECTION 650F
OF THE CORPORATIONS ACT 2001 (Cth)

TO:	E*TRADE Australia Limited
AND TO:	ASX Limited

BY THIS NOTICE, ANZ Online Holdings Pty Ltd ACN 124 093 625 (the Bidder) DECLARES the offers dated 14 March 2007 made by it under an off-market takeover bid for ordinary shares in E*TRADE Australia Limited (E*TRADE Australia) and the contracts formed by the acceptance of any of those offers free from the conditions set out in clause 5.1 (other than clause 5.1(c)(ii)) of the offers.

The condition in clause 5.1(c)(ii) of the offers has previously been satisfied.

The offers are now free of all defeating conditions.

The Bidder’s voting power in E*TRADE Australia at the time of giving this notice is 34.5%.

DATED 23 April 2007

ON BEHALF OF

ANZ ONLINE HOLDINGS PTY LIMITED

Director

Group Strategic Development
Level 5, 100 Queen Street
Melbourne Vic 3000
Phone +61 3 9273 5914
Fax +61 3 9273 5622
valentd1@anz.com
www.anz.com

David Valentine
Group General Manager

23 April 2007

Company Announcements Office
ASX Limited

Takeover Bid for ETRADE Australia Limited
ASX Market Rule 20.3.1 – On-market purchases during Offer Period

ANZ Online Holdings Pty Limited (A.C.N. 124 093 625) (ANZ Online) announces, in accordance with ASX Market Rule 20.3.1, that it may purchase ordinary shares in ETRADE Australia Limited on-market during the offer period for its takeover bid for ETRADE Australia, for prices at or below $4.30 per share.

Director
ANZ Online Holdings Pty Limited

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 23 April 2007

ANZ’s stake in E*TRADE Australia rises to 42.6%

ANZ confirmed it had increased its stake in E*TRADE Australia from 34.2% to 42.6% following the on market purchase today of 8,085,000 shares at an average price of $4.295.

The purchase follows today’s announcement by ANZ, raising its cash offer to $4.30 a share, offering a scrip alternative, and declaring its bid final (in the absence of a superior proposal) and unconditional.

An Offer Information Line has been established for E*TRADE Australia shareholders. The numbers are 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday).

For media enquiries contact:

Paul Edwards
Head of Corporate Communications
Tel: 03-9273 6955 or 0409-655 550
email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522